OYC 3/21/11

SEC MAIL PROCESSING
RECEIVED
MAR 14 2011
WASH. D.C.
200
SECTION

11021426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-66229

FACING PAGE

Required of Brokers and Dealers Pursuant to Section 17 of the
rities Exchange Act of 1934 and Rule 17a-5 Thereunder

GINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST UNION SECURITIES, INC.
(FKA PURITAN SECURITIES, INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 POST ROAD EAST, 2ND FLOOR
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NATHAN P. LAPKIN — 203-401-8089
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1002	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **NATHAN P. LAPKIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PURITAN SECURITIES, INC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KIM R. C[illegible]
Notary Public
State of Connecticut
My Commission Expires June 30, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL TREATMENT REQUESTED

FIRST UNION SECURITIES, INC. (fka PURITAN SECURITIES, INC.)

Statement of Financial Condition

December 31, 2010

FIRST UNION SECURITIES, INC. (FKA PURITAN SECURITIES, INC.)

DECEMBER 31, 2010

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
First Union Securities, Inc. (fka Puritan Securities, Inc.)

We have audited the accompanying statement of financial condition of First Union Securities, Inc. (fka Puritan Securities, Inc.) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Union Securities, Inc. (fka Puritan Securities, Inc.) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 11, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

FIRST UNION SECURITIES, INC. (FKA PURITAN SECURITIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	11,545
Securities owned		74,092
Prepaid expense		1,500
Security deposit		1,500
Total Assets	$	88,637

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$	35,406
Unsecured note payable		1,000
Total Liabilities		36,406
Stockholder's Equity		
Preferred Stock, \$0.001 par value; 5,000,000 shares authorized; none issued and outstanding		-
Common Stock, \$0.001 par value 20,000,000 shares authorized; 1,600,000 issued and outstanding on December 31, 2010, respectively		1,600
Additional paid-in capital		237,364
Accumulated deficit		(186,733)
Total Stockholder's Equity		52,231
Total Liabilities and Stockholder's Equity	$	88,637

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

First Union Securities, Inc. (fka Puritan Securities, Inc.) (the "Company") was incorporated in New York on October 14, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. In this capacity, the Company participates in private placements of capital into various limited partnerships and other investment vehicles and directs trading to other broker-dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Inventory and Revenue Recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis.

Agreement with Clearing Broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level l and Level 2 assets or liabilities.

As of December 31, 2010, the Company's securities owned of $74,092 were measured using Level 1 inputs. No other assets or liabilities were measured at fair value on a recurring basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period in that includes the enactment date.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. At December 31, 2010, the Company had net capital of $6,623, which was $1,623 in excess of its minimum net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 5.50 to 1.

NOTE 4 - COMMITMENTS & CONTINGENCIES

Commitments

The Company leases office space from unrelated parties under non-cancellable operating leases expiring July 31, 2011 for $1,600 per month. At December 31, 2010, aggregate minimum future rental commitments under this lease are as follows:

2011	$ 11,200

Total rental expense of approximately $24,000, including the non-cancellable leases referred to above, was charged to operations during the year ended December 31, 2010.

Contingencies

The Company was issued a civil action complaint in regards to disagreement of referral fees in October 2009. The Company settled the claim for $35,000 in March of 2011. During preparation of the Company's unaudited annual Form X-17A-5 filing the Company recorded its best estimate of a potential loss of $10,000. As the claim has now been settled, the Company has adjusted the original estimate and recorded an additional liability of $25,000 to reflect the full amount of the settlement as of December 31, 2010 which is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

NOTE 5 - INCOME TAXES

The Company has a net operating loss carry-forward of approximately $154,500 for income tax purposes. The Company's deferred tax asset of approximately $52,500 resulting from these net operating losses was offset by a full valuation allowance as of December 31, 2010. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes.

NOTE 6 – CONTRIBUTIONS FROM PARENT

During the year ended December 31, 2010, the parent company of First Union Securities, Inc. (fka Puritan Securities, Inc.) contributed marketable securities with a fair value of $144,000 on the date of contribution. The parent company also contributed cash of $40,334 during the same period.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events during preparation of these financial statements and has determined there are no subsequent events that would require disclosure.